FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer
December 21, 2005

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Commission file number:  333-12032

Mobile TeleSystems OJSC

(Exact name of Registrant as specified in its charter)

Russian Federation

(Jurisdiction of incorporation or organization)

4, Marksistskaya Street
Moscow 109147
Russian Federation

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   ☒   Form 40-F   ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   ☐   No   ☒

MTS INCREASES OWNERSHIP

IN ITS SIBERIAN SUBSIDIARY TO 100%

Moscow, Russian Federation — December 21, 2005 — Mobile TeleSystems OJSC (“MTS” - NYSE: MBT), the largest mobile phone operator in Russia and the CIS, announces that it has acquired an additional 6.47% share of Sibintertelecom, a mobile phone operator in the Siberian part of Russia.

In line with the Company’s strategy of consolidating ownership in its subsidiaries, MTS has purchased an additional 6.47% stake in Sibintertelecom (6.3% from Sibirtelecom OJSC and 0.17% from a private investor). The amount paid for the stake totalled $2.8 million. In November 2004, MTS acquired a 100% ownership in US-based MCT Sibi Corp., which owned 93.53% of Sibintertelecom, for $37.3 million. As a result of the recent transaction, MTS’ ownership in Sibintertelecom increases to 100%.

Sibintertelecom is a GSM-900/1800 mobile phone operator in two regions of Russia with mobile penetration at around 33%(1) and a total population of 1.16 million (1.08 million in the Chita region and 72 thousand in the Aginsk-Buryatsk Autonomous District). The company’s subscriber base was 372.1 thousand as of November 30, 2005.

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For further information contact:

Mobile TeleSystems, Moscow	tel: +7 095 223-20-25
Andrey Braginski, Investor Relations	e-mail: ir@mts.ru

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Mobile TeleSystems OJSC (“MTS”) is the largest mobile phone operator in Russia and the CIS. Together with its subsidiaries, the Company services over 54.1 million subscribers. The regions of Russia, as well as Belarus, Turkmenistan, Kyrgyzstan, Ukraine, and Uzbekistan, in which MTS and its subsidiaries are licensed to provide GSM services, have a total population of approximately 238.2 million. Since June 2000, MTS’ Level 3 ADRs have been listed on the New York Stock Exchange with the ticker symbol MBT. Additional information about MTS can be found on MTS’ website at www.mtsgsm.com.

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Some of the information in this press release may contain projections or other forward-looking statements regarding future events or the future financial performance of MTS, as defined in the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify forward looking statements by terms such as “expect,” “believe,” “anticipate,” “estimate,” “intend,” “will,” “could,” “may” or “might” the negative of such terms or other similar expressions.  We wish to caution you that these statements are only predictions and that actual events or results may differ materially. We do not intend to update these statements to reflect events and circumstances occurring after the date hereof or to reflect the occurrence of unanticipated events. We refer you to the documents MTS files from time to time with the U.S. Securities and Exchange Commission, specifically, the Company’s most recent Form 20-F. These documents contain and identify important factors, including those contained in the section captioned “Risk Factors,” that could cause the actual results to differ materially from those contained in our projections or forward-looking statements, including, among others, potential fluctuations in quarterly results, our competitive environment, dependence on new service development and tariff structures; rapid technological and market change, acquisition strategy, risks associated with telecommunications infrastructure, risks associated with operating in Russia, volatility of stock price, financial risk management, and future growth subject to risks.

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(1) According to AC&M-Consulting.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MOBILE TELESYSTEMS OJSC

By:	Vassily Sidorov
	Name:	Vassily Sidorov
	Title:	Acting President/CEO

Date: December 21, 2005